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                               December 4, 2020

       Brian Chesky
       Chief Executive Officer
       Airbnb, Inc.
       888 Brannan Street
       San Francisco, CA 94103

                                                        Re: Airbnb, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 1,
2020
                                                            File No. 333-250118

       Dear Mr. Chesky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Use of Proceeds, page 111

   1. We note that you have identified the principal purposes of the net proceeds that you will receive from the
offering and the approximate amount intended to be used to satisfy "a portion of the
anticipated tax withholding and remittance obligations related to the initial settlement of certain
RSUs." Please also include the approximate amount intended to be used for each other
listed purpose. Refer to Item 504 of Regulation S-K.
   2. Here and elsewhere in the filing you disclose that you anticipate tax withholding and remittance obligations
of approximately $1.2 billion related to the settlement of your outstanding RSUs in
connection with this offering. On page F-12 you disclose an
                                                        estimated obligation of
approximately $1.1 billion and it appears that approximately $1.1 billion is used in your
pro forma financial information. Please revise for consistency.
 Brian Chesky
Airbnb, Inc.
December 4, 2020
Page 2
Exhibits

3.       Please file the Voting Agreement to be entered into by the company   s
founders described
         on pages 273, 311, and 325 of your prospectus. Although the company is not a party to the agreement, we note that Item 601(b)(10)(i)(B) requires contracts in which the registrant has a beneficial interest to be filed as an exhibit.
General

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameBrian Chesky                                 Sincerely,
Comapany NameAirbnb, Inc.
                                                               Division of
Corporation Finance
December 4, 2020 Page 2                                        Office of Trade
& Services
FirstName LastName